Filed pursuant to Rule 433
Registration File No. 333-209513
Relating to the
Preliminary Prospectus Supplement

Amended and Restated

Pricing Term Sheet dated April 24, 2017

GREAT AJAX CORP.
$76.25 MILLION 7.25%

CONVERTIBLE SENIOR NOTES DUE 2024

The information in this amended and restated pricing term sheet supplements Great Ajax Corp.’s preliminary prospectus supplement, dated April 19, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement and the pricing term sheet, dated April 19, 2017 (the “Original Pricing Term Sheet”), to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the Original Pricing Term Sheet, primarily in order to amend the CUSIP and ISIN numbers included in the Original Pricing Term Sheet. Terms used, but not defined, in this amended and restated pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. Unless the context requires otherwise, references in this amended and restated pricing term sheet to the “Company,” the “issuer,” “we,” “our” and “us” refer only to Great Ajax Corp. and not to its subsidiaries.

Summary of Terms for Issuance

Issuer:	Great Ajax Corp.

Security:	7.25% Convertible Senior Notes due 2024.

Trading Symbol of Common Stock:	The issuer’s common stock is listed on the NYSE under the symbol “AJX”

Principal Amount:	$76.25 million.

Issue Price:	$25.00

Net Proceeds to Issuer:	$73.6 million

Use of Proceeds:

The issuer estimates that the net proceeds from this offering will be approximately $73.6 million (or approximately $84.5 million if the underwriters exercise their option to purchase additional notes in full). The issuer intends to contribute all of the net proceeds of this offering to the issuer's Operating Partnership to acquire additional mortgage loans and mortgage-related assets consistent with the issuer's investment strategy and for general corporate purposes.

The underwriting discounts and commissions payable in this offering reflects a reduced blended rate as a result of an institutional investor that is an existing stockholder purchasing approximately 13.9% of the principal amount of the notes.

Ranking:	The notes will be the issuer's senior direct unsecured obligations and will not be guaranteed by any of its subsidiaries. The notes will rank:

● equal in right of payment to any of the issuer's existing and future unsecured and unsubordinated indebtedness;

● effectively junior in right of payment to any of the issuer's existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and

● structurally junior to all existing and future indebtedness, other liabilities (including trade payables) and (to the extent not held by us) preferred stock, if any, of the issuer's subsidiaries.

The indenture governing the notes will not limit the amount of debt that the issuer or its subsidiaries may incur.

Trade Date:	April 20, 2017.

Settlement Date:	April 25, 2017 (T+3).

Listing:	The issuer intends to apply to list the notes on the NYSE and, if the application is approved, expects trading in the notes to begin within 30 days after the notes are first issued.

Maturity Date:	April 30, 2024, unless earlier redeemed, repurchased or converted.

Interest Rate:	7.25% per annum.

NYSE Reported Sale Price on April 19, 2017:	$13.08.

Premium:	17.5% above the NYSE Reported Sale Price on April 19, 2017.

Initial Conversion Price:	Approximately $15.37 per share of AJX common stock.

Initial Conversion Rate:	1.6267 shares of AJX common stock per $25.00 principal amount.

Interest Payment Dates:	Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, starting on July 15, 2017.

Conversion Rights:	Holders may convert their notes at their option prior to April 30, 2023 only under the following circumstances:

• during any calendar quarter after the calendar quarter ending June 30, 2017, if the closing sale price of the issuer's common stock for each of 20 or more trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

• during the five consecutive business days immediately after any five consecutive trading day period in which the trading price per $25.00 principal amount of the notes for each trading day in that note measurement period was equal to or less than 97% of the conversion value of the notes on such trading day;

• if the issuer calls any or all of the notes for redemption at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; and

• if the issuer makes certain distributions on shares of its common stock or engage in certain specified corporate transactions.

In addition, the notes will be convertible irrespective of the foregoing circumstances from, and including, April 30, 2023 to, and including, the business day immediately preceding the maturity date.

Optional Redemption; no sinking fund:

Prior to April 30, 2022 the notes will not be redeemable. The notes will be subject to redemption, at the issuer's option, in whole or in part, on or after April 30, 2022 if the last reported sale price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the issuer provides notice of redemption at a redemption price payable in cash and equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

No sinking fund will be provided for the notes, which means that the issuer is not required to redeem or retire the notes periodically.

Repurchase by the Issuer at the Holder’s Option Upon a Fundamental Change:	Holders may require the issuer to repurchase in cash some or all of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest at any time prior to the notes’ maturity following a fundamental change, as further described in the prospectus supplement.

Make-Whole Shares Under Certain Circumstances:	The issuer will increase the conversion rate applicable to notes that are surrendered for conversion (i) at any time from, and including, the effective date of certain transactions (a “make-whole fundamental change”) to, and including, the 30th business day after the actual effective date of the make-whole fundamental change, or (ii) at any time from, and including the date of a redemption notice until the close of business on the business day immediately preceding the redemption date, according to the following table:

	Applicable Price
Effective Date	$13.08	$14.00	$15.00	$15.37	$16.00	$17.00	$18.00	$19.00	$20.00	$22.50	$25.00	$27.50	$30.00
April 30, 2017	0.2847	0.2255	0.1752	0.1596	0.1360	0.1055	0.0816	0.0628	0.0481	0.0236	0.0105	0.0037	—
April 30, 2018	0.2847	0.2249	0.1737	0.1578	0.1339	0.1031	0.0791	0.0604	0.0458	0.0219	0.0094	0.0031	—
April 30, 2019	0.2847	0.2249	0.1726	0.1563	0.1319	0.1005	0.0762	0.0575	0.0430	0.0198	0.0079	0.0024	—
April 30, 2020	0.2847	0.2249	0.1709	0.1540	0.1289	0.0967	0.0722	0.0535	0.0392	0.0170	0.0062	0.0015	—
April 30, 2021	0.2847	0.2245	0.1666	0.1490	0.1229	0.0901	0.0655	0.0471	0.0334	0.0130	0.0040	0.0006	—
April 30, 2022	0.2847	0.2184	0.1566	0.1381	0.1111	0.0778	0.0538	0.0366	0.0244	0.0076	0.0015	0.0000	—
April 30, 2023	0.2847	0.2012	0.1331	0.1133	0.0855	0.0534	0.0323	0.0189	0.0106	0.0016	—	—	—
April 30, 2024	0.2847	0.1591	0.0400	—	—	—	—	—	—	—	—	—	—

Conversion Settlement:	Common stock, cash or a combination of cash and common stock.

Events of Default:	If an event of default (other than an event of default relating to certain events of bankruptcy, insolvency or reorganization of us) occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued and unpaid interest on the outstanding notes to be immediately due and payable.

CUSIP/ISIN:	38983D409 / US38983D4097

Joint Book-Running Managers:	Raymond James & Associates, Inc. JMP Securities LLC

Great Ajax Corp. has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Great Ajax Corp. and this offering. Any offer will be made only by means of a prospectus and related prospectus supplement, copies of which may be obtained from Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, Attention: Equity Syndicate (telephone: 800-248-8863 or email: prospectus@raymondjames.com), or JMP Securities LLC, 600 Montgomery Street, Suite 1100, San Francisco, CA 94111, Attention: Syndicate Department. Electronic copies of the prospectus and prospectus supplement may also be obtained for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.